EXHIBIT 99.1

Yamana Gold Provides Notice of Second Quarter 2019 Results

TORONTO, June 25, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its second quarter 2019 operational and financial results after the market close July 25, 2019, followed by a conference call and webcast on July 26, 2019, at 9:00 am ET.

Second Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586#

The conference call replay will be available from 12:00 p.m. ET on July 26, 2019, until 11:59 p.m. ET on August 16, 2019.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com